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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The9 Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
88337K104
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88337K104

1	NAMES OF REPORTING PERSONS Jun Zhu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		5,985,383 ordinary shares. Incsight Limited may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,597,905 ordinary shares. Incsight Limited, of which Jun Zhu is the sole owner and director, may be deemed to have shared voting power with Bosma Limited with respect to the above shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,985,383 ordinary shares. Incsight Limited may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,985,383 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	88337K104

1	NAMES OF REPORTING PERSONS Incsight Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		5,985,383 ordinary shares. Jun Zhu may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,597,905 ordinary shares. Incsight Limited may be deemed to have shared voting power with Bosma Limited with respect to the above shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,985,383 ordinary shares. Jun Zhu may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,985,383 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	88337K104

ITEM 1(a).	NAME OF ISSUER:

The9 Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Jun Zhu

Incsight Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jun Zhu
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China

Incsight Limited
c/o Jun Zhu
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

Jun Zhu — People’s Republic of China
Incsight Limited — British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value US$0.01 per share

ITEM 2(e).	CUSIP NUMBER:

88337K104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP.

The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of December 31, 2008:

					Sole power to	Shared power to
	Amount		Sole power to vote	Shared power to	dispose or to	dispose or to
	beneficially	Percent of	or direct	vote or to direct	direct the	direct the
Reporting Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
Jun Zhu	5,985,383	21.25%	5,985,383	10,597,905	5,985,383	0
Incsight Limited	5,985,383	21.25%	5,985,383	10,597,905	5,985,383	0

(Percent of class based on approximately 28,166,041 ordinary shares outstanding as of December 31, 2008, which includes warrants to purchase 138,049 ordinary shares exercisable within 60 days after December 31, 2008).

Incsight Limited, a British Virgin Islands company, is the record owner of 5,847,334 ordinary shares of The9 Limited and warrants to purchase 138,049 ordinary shares of The9 Limited exercisable within 60 days after December 31, 2008. Jun Zhu is the sole owner and director of Incsight Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Jun Zhu may be deemed to beneficially own all of the shares held by Incsight Limited.

See Item 8 below regarding Incsight Limited’s membership in a group comprised of itself and Bosma Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Incsight Limited and Bosma Limited are parties to a Voting Agreement, dated November 26, 2004 (the “Voting Agreement”) with respect to the election of The9 Limited’s board of directors. Pursuant to the rules promulgated under the Exchange Act, parties to the Voting Agreement may be considered members of a “group” and therefore deemed to be beneficial owners of the shares held by each other party to the Voting Agreement. This Schedule 13G/A-2 acknowledges the existence of the Voting Agreement and the potential attribution of the shares held by Bosma Limited to Incsight Limited; however, Incsight Limited expressly disclaims the beneficial ownership of the shares held by Bosma Limited, and Bosma Limited is not participating in the filing of this Schedule 13G/A-2. The number of shares beneficially owned by each reporting person with shared voting power reflected above is based upon 5,847,334 shares believed to be owned by Bosma Limited.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

Jun Zhu	/s/ Jun Zhu
Jun Zhu

Incsight Limited	By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G/A-2 referred to below) on behalf of each of them of a statement on Schedule 13G/A-2 (including amendments thereto) with respect to the Ordinary Shares, par value $0.01 per share, of The9 Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 13th day of February, 2009.

Jun Zhu	/s/ Jun Zhu
Jun Zhu

Incsight Limited	By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Director